Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS REJECT
OPPORTUNISTIC AND INADEQUATE OFFER FROM TECK COMINCO
Board believes friendly acquisition of Falconbridge
offers best value to Inco shareholders
Estimated value of average annual pre-tax operating and corporate synergies of
Inco-Falconbridge combination increases to U.S. $550 million
Toronto, May 31, 2006 — The Board of Directors of Inco Limited has unanimously recommended that shareholders reject the unsolicited offer by Teck Cominco Limited to acquire all of the outstanding shares of Inco. The Board characterized Teck’s offer as opportunistic, inadequate and contrary to the interests of Inco shareholders, and strongly reiterated its support for Inco’s friendly acquisition of Falconbridge Limited.
“Our Board views Teck’s offer as an opportunistic and calculated attempt to grab Inco at a bargain basement price when we are focused on completing our Falconbridge transaction,” said Inco Chairman and CEO Scott Hand. “Teck appears to hope that our board will be constrained by our Falconbridge transaction from exploring alternatives to the transaction in the event it were not completed.”
“We are confident that Inco shareholders will see through Teck’s manoeuvre and reject its inadequate offer,” he said. “Inco has some of the most highly prized mining assets in the world. Our shareholders deserve full value for those assets. And our Board is determined to make sure that they get it.”
“The best way to accomplish that is through the route we’ve been pursuing — namely, our friendly acquisition of Falconbridge. It clearly remains the alternative with the greatest potential to generate strong shareholder value, whether you are looking short-term, medium-term or long-term,” he said.

Teck’s unsolicited offer is conditional on Inco terminating the Falconbridge transaction.
In a Director’s Circular filed today, Inco’s Board outlined a number of compelling reasons why Teck’s offer is disadvantageous to Inco shareholders.
“When you compare what both companies would bring to the combination Teck is proposing, and especially over the long term, it’s clear that most of the ‘power’ in the Canadian powerhouse they talk about would come from Inco’s assets,” Mr. Hand said.
“We are the company with the great portfolio of properties, the great growth projects and expansions under development, and all the options for further growth down the road. And our strength is in nickel, which we believe has the best long-term fundamentals of any metal going forward,” he said.
“Teck, by contrast, has declining resources and limited growth prospects. Not surprisingly, they’d very much like to bind their fortunes with Inco to fashion a more inspiring future for their shareholders. But for Inco shareholders, this combination can only dilute their participation in Inco’s world-class nickel business at a time when our company is poised to outperform from both a production and a financial perspective,” he added.
Furthermore, Teck is only offering Inco shareholders its Class B subordinated voting shares in exchange for Inco shares. “This would disenfranchise Inco’s shareholders who currently have one share, one vote,” Mr. Hand said.
Inco’s Board has reiterated its strong support for Inco’s friendly acquisition of Falconbridge as offering superior value for Inco shareholders compared to the Teck offer.
The Board notes that the synergies offered by the Falconbridge transaction are clearly superior and more tangible than those proposed by Teck. After several months of working together, Inco and Falconbridge operations personnel have now jointly identified the potential to realize estimated average annual pre-tax operating and corporate synergies of approximately U.S. $550 million, an increase of U.S. $200 million from the estimated synergies at the time of the announcement of the Falconbridge transaction.
This increase in the synergies estimate is attributable to developed improvements in the Inco-Falconbridge integration plan and to changes in commodity price assumptions as a result of the improved commodity market outlook since October 2005. Inco believes that it should be able to achieve synergies approaching the average annual pre-tax run rate by approximately 24 months after completion of the Falconbridge Transaction. The net present value of the estimated annual average pre-tax run-rate operating and corporate synergies of U.S. $550 million, using a 7% discount rate, is approximately U.S. $3.5 billion on an after tax basis.
By contrast, combining Inco and Teck offers no apparent operational synergies, given that their respective operations will be geographically dispersed and there is relatively little overlap in metal production.
The large scale synergies that the New Inco will achieve in the Sudbury Basin will require major changes in materials flows as well as long-term commitments and investments. The Board believes that synergies on this scale can only be achieved by combining the assets of Inco and Falconbridge, not through a joint venture as Teck as suggested.
Additionally, the New Inco would have world-leading nickel and copper reserve bases, with an attractive portfolio of long-life, low-cost development properties, and would provide a more attractive asset mix than the group of products represented by the current Teck portfolio.
“The test for assessing any merger or acquisition is simple: Does this combination create real value?” Mr. Hand said. “However you look at the New Inco, the answer is ‘yes’. Our immediate earnings and cash flow will be very impressive. As our integration proceeds, we will generate significant value through the tremendous synergies of our combined operations. And our growth projects in nickel and copper, the two metals with the best fundamentals going forward, plus our excellent portfolio of greenfield and brownfield projects will allow us to continue expanding and strengthening our position as a world-scale mining company in the coming years.”
“By contrast, where is the value in what Teck is proposing?” he said. “At the end of the day, it amounts to putting two disparate mid-sized companies together simply for the sake of getting bigger.”
“We believe Inco shareholders deserve better,” he said. “We are confident that they will get it when we complete our transaction with Falconbridge and create the New Inco.”
Conference presentation and webcast
Scott M. Hand, Inco’s Chairman and Chief Executive Officer, will be making a presentation at the Scotia Capital Materials Conference scheduled to be held in Toronto over the May 31 – June 1, 2006 period. Mr. Hand is expected to deliver his presentation at approximately 10:20 a.m. (Toronto time) on May 31, 2006. This presentation will be webcast.
Persons can access the live webcast of Inco’s presentation at the time when the presentation is to begin through the “Latest Presentations” and micro-site “Inco offers to acquire Falconbridge” links on Inco’s website, www.inco.com, referring to the Scotia Capital Materials Conference heading on our website. Persons will then be linked to the third party website. The archival webcast of the presentation will be available through the above link for a period of at least 30 days.
Copies of the slides Inco will be utilizing for the presentation and the text of the presentation to be made at this conference will be available for on-line viewing and/or printing by 8:20 am on May 31 through the “Latest Presentations” and micro-site “Inco offers to acquire Falconbridge” links on Inco’s website.

To listen to the webcast of the presentations and/or to download the text of the presentation and/or slides used for the presentation for printing, computer systems must meet certain minimum requirements, including having an Internet connection.
Forward-Looking Statements
This press release contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the press release.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this press release.
These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof.
In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.
While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this press release.
Important Legal Information
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTOR’S CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION.
All information contained herein is qualified by the information disclosed in the Directors’ Circular (the “Circular”) filed by Inco Limited (“Inco”) on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled “Caution Regarding Forward-Looking Statements”, “Information Regarding Falconbridge and Teck” and “Schedule B Important Information Regarding Inco’s Ore Reserves and Mineral Resources” including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited (“Falconbridge”) entitled “Risks Related to the Offer”.

This press release may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Director’s Circular, registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

May 31, 2006
IN 06/19
For further information:

Media relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com